

Joan Mitchell (1925–1992)



Joan Mitchell is remembered as a pivotal figure in the second generation of American Abstract Expressionists

INVESTMENT THESIS

Price Appreciation of Similar Works

12.4%

Initial Offering Price

$2,997,000

Average Hammer Prices



$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
90
94
98
02
06
10
14
18
22

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 38 years
2021 Auction Sales	significant $65,399,651
Repeat Sales	view

95% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

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- Joan Mitchell was one of the most celebrated American Abstract Expressionists of her generation, and the Painting is a prime example of Joan Mitchell's style of lyrical abstraction created during the important 'Paris Years' from 1959 to 1967.
- Recent sales of paintings from the Paris Years of a similar scale to the Painting, include *Terrain Vague* (1965) which sold for $4,455,000 in November 2019.
- In May 2018, *Blueberry* (1969) set the auction record for a work by Joan Mitchell when it sold for $16,625,000 in May 2018. Close contemporaries of the artist include Jackson Pollock, Willem de Kooning, Mark Rothko, Barnett Newman, and Clyfford Still - all of whom hold auction records in excess of $50 million.
- Although there are no guarantees, similar paintings have appreciated at 12.4% annualized historically from 1990 to 2021.
- A major retrospective of the artist's work – which took 3 years to organize – is currently traveling from the San Francisco Museum of Modern Art to the Baltimore Museum of Art where it will remain on view through August 2022.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales

$65,399,651

2020 Number of Lots Sold

71

JOAN MITCHELL

b. 1925, CHICAGO–d. 1992, PARIS



$2,997,000

INITIAL OFFERING

12.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 36 × 26 in. (92 × 66 cm.)

Joan Mitchell is remembered as a pivotal figure in the second generation of American Abstract Expressionists

Executed circa 1962, the Painting is a prime example of Joan Mitchell's style of lyrical abstraction, created during the 'Paris Years' from 1959 to 1967, an important period in Mitchell's career. With its gestural drips and colorful, overlapping passages, the Painting is representative of Mitchell's vigorous experimentation of the early 1960s: she routinely smeared paint with her fingers, wiped and dabbed the surface with rags, and flung paint from the tips of loaded brushes. Though left untitled by the artist, an inscription on the Painting's stretcher suggests it is related to a few other works, also referred to as "Buissonnière," which likely reference the phrase "faire l'école buissonnière," and translates from French to "skipping school" or "playing hooky." Paintings from the Paris Years, of a similar scale to the Painting, have sold at auction in excess of $2 million: *Goulphar II* (1959) sold for $2,198,000 on May 13, 2021, and *Terrain Vague* (1965) sold for $4,455,000 on November 14, 2019. As of March 16, 2022, top auction records for works created between 1959 and 1967 are led by: *12 Hawks at 3 O'Clock*[4] (1960), which sold on May 18, 2018 for $14,037,500; followed by *Untitled* (1960), which sold on May 13, 2014 for $11,925,000; and *Noël* (1961-1962), which sold for $11,062,500 on July 2, 2020. As of March 16, 2022, these three sales represent the top third, fifth and ninth most expensive works created by the artist to have sold at auction, respectively. The Painting has previously sold twice at auction, both during the artist's lifetime: most recently at Sotheby's, New York, on November 7, 1990, where it realized approximately $68,745 and to the best of our ability to determine, at Sotheby's Parke-Bernet, New York, on May 11, 1967, for an unknown sum. The Painting's period, execution and colorful palette make it a commercial and desirable work by Joan Mitchell.

Early in her career, Joan Mitchell's work was included in multiple important exhibitions, including the Whitney Museum of American Art in New York, the Carnegie Institute in Pittsburgh, the Art Institute of Chicago, the Corcoran Gallery of Art in Washington, D.C, as well as a major touring exhibition organized by the Museum of Modern Art in New York that visited nine venues in Japan. The Everson Museum of Art hosted the artist's first institutional solo show in 1972, which was shortly followed by the first of three major solo exhibitions of the artist's work at the Whitney Museum of American Art (1974, 1992, and posthumously in 2002). In the last years before her death, the artist was honored with the Grand Prix National de Peinture in France in 1989, a symbol of international lifetime achievement. In 2021, the San Francisco MoMA and Baltimore Museum of Art co-organized a comprehensive retrospective featuring over eighty of the artist's works, which will remain on view through August 2022. As of March 16, 2022 top auction records for the artist's work are led by *Blueberry* (1969), which sold for $16,625,000 on May 16, 2018, followed by *La Grande Vallée VII* (1983), which sold for $14,462,500 on July 10, 2020, and *12 Hawks at 3 O'Clock*[4], which sold for $14,037,500 on November 13, 2018.

AS OF MARCH 16, 2022 TOP AUCTION RECORDS FOR THE ARTIST'S WORK ARE LED BY *BLUEBERRY* (1969), WHICH SOLD FOR $16,625,000 ON MAY 16, 2018, FOLLOWED BY *LA GRANDE VALLÉE VII* (1983), WHICH SOLD FOR $14,462,500 ON JULY 10, 2020, AND *12 HAWKS AT 3 O'CLOCK*, WHICH SOLD FOR $14,037,500 ON NOVEMBER 13, 2018.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5M
$3.8M
$2.5M
$1.3M
1989
1992
1994
1997
1999
2001
2004
2006
2009
2011
2014
2016
2018
2021

Joan Mitchell is remembered as a pivotal figure in the second generation of American Abstract Expressionists. Mitchell was born into an affluent family in Chicago - her father was a physician, while her mother was a poet and editor. From 1942 until 1944, Mitchell attended Smith College, but returned to Chicago to earn her BFA from the School of the Art Institute of Chicago. Upon her graduation in 1947, Mitchell was awarded a travel fellowship to France for a year, where her paintings became more abstract. In 1949, Mitchell moved to New York City and quickly immersed herself in the downtown artistic scene, which led to her inclusion in the now legendary "Ninth Street Show" of 1951. In 1955, Mitchell began to split her time between France and New York, and by 1959, she decided to settle permanently in France and acquired a studio in Paris at 10 rue Frémicourt. The new space gave Mitchell the physical room to begin to work on multiple paintings at once, and distanced her from the fast pace of the New York art scene. The nine years that followed proved to be some of the most prolific of her artistic career, and the masterpieces created during this period have been revered by curators and collectors alike. In 1968, Joan Mitchell moved to Vétheuil, a commune northwest of Paris, where she continued to paint until her passing in 1992.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise works on canvas by Joan Mitchell confirmed to have been executed between 1959-1965, that measure between 15 inches by 15 inches and 55 inches by 55 inches, excluding diptychs, triptychs, tondos, horizontal and square-format compositions. Atypical examples with more dense applications of paint which lack the artist's characteristic gestural brushwork were also excluded. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sale: 10% inclusive applied to "Buissonnière III" (1961), which sold on June 14, 2009. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 12.4% CAGR implied from selected sales occurring from October 4, 1990 to May 13, 2021.

4. Historical price appreciation for all sales of works by the artist that satisfy the objective criteria stated, including the sale date, period of creation and size parameters, without filtering for subjective visual characteristics, results in a 14.9% CAGR implied from 30 sales of paintings, including 1 past sale of the Painting, occurring from May 3, 1985 to May 13, 2021. Where the buyer's premium was unavailable due to incomplete data, the prevailing buyer's premium at the time of sale was applied to sale records of international auction houses, and a buyer's premium of 10% was applied to sale records of regional auction houses.

5. "12 Hawks at 3 O'Clock" (1960) was acquired by Masterworks 054, LLC, an affiliate of the Company, in a privately negotiated transaction from a private collector on May 7, 2021 and, as of the date hereof, is still held by Masterworks 054, LLC.

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